UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CARDCONNECT CORP.

(Name of Subject Company)

CARDCONNECT CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Jeffrey Shanahan Chief Executive Officer and President

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Mark Gordon

Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CardConnect Corp., a Delaware corporation (“CardConnect”). CardConnect’s principal executive offices are located at 1000 Continental Drive, Suite 300, King of Prussia, PA 19406 and its telephone number is (484) 581-2200. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “CardConnect” refer to CardConnect.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is CardConnect’s common stock, par value $0.001 per share (“Common Stock,” and the shares of Common Stock being referred to as the “Shares”). As of May 25, 2017, there were 31,472,060 Shares outstanding. As of the same date, there were also (1) 8,105,169 Shares subject to issuance pursuant to granted and outstanding stock options (the “CardConnect Options”) under CardConnect’s Second Amended and Restated 2016 Omnibus Equity Compensation Plan and the FTS Holding Corporation 2010 Stock Option Plan (together, the “Company Equity Plans”) and (2) 10,300,000 Shares subject to purchase under the warrants issued pursuant to the Warrant Agreement, dated as of February 12, 2015, by and between FinTech Acquisition Corp., a Delaware corporation and legal predecessor to CardConnect, and Continental Stock Transfer & Trust Company, a New York corporation.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, business address and business telephone number of CardConnect, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information – Name and Address” above. CardConnect’s website address is www.cardconnect.com. The information on CardConnect’s website is not a part of this Schedule 14D-9 and is not incorporated by reference into this Schedule 14D-9.

(d) Tender Offer. This Schedule 14D-9 relates to the tender offer (the “Offer”) by Minglewood Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), to purchase all of the outstanding Shares at a purchase price of $15.00 per Share (the “Offer Price”), net to the sellers in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are being mailed to CardConnect’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”) on June 7, 2017 by Merger Sub and First Data (together with any amendments and supplements thereto, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 26, 2017 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among First Data, Merger Sub and CardConnect.

The completion of the Offer is subject to satisfaction or, where legally permitted, the waiver, of the following conditions:

•

there having been validly tendered and not validly withdrawn on or prior to one minute after 11:59 p.m. Eastern Time on July 5, 2017 (the “Expiration Time,” and such date, the “Expiration Date,” unless First Data has extended the period during which the Offer is open in accordance with the Merger Agreement, in which event, “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire) a number of Shares that, considered together with all other

Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares issuable to holders of options to purchase shares of Common Stock granted under a Company Equity Plan (“CardConnect Options”) from which CardConnect has received notices of exercise prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of CardConnect Options) (the “Minimum Condition”);

•	(a) the representations and warranties of First Data set forth in Section 4.1(c)(ii) of the Merger Agreement (which relate to capitalization) shall be true and correct as of the date of the Merger Agreement and as of the Offer Acceptance Time (as defined below) as though made as of the Offer Acceptance Time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any failures to be so true and correct that are de minimis; (b) the representations and warranties of CardConnect set forth in the second sentence of Section 4.14 of the Merger Agreement (which relate to absence of changes) shall be true and correct in all respects as of the date of the Merger Agreement and as of the Offer Acceptance Time as though made as of the Offer Acceptance Time; and (c) other than the representations and warranties described above, each of the representations and warranties of CardConnect contained in the Merger Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications) shall be true and correct as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (collectively, the “Representation Conditions”);

•	CardConnect will have duly performed and complied with, in all material respects, the covenants, obligations and agreements contained in the Merger Agreement to be performed and complied with by it at or prior to the Offer Acceptance Time (the “Covenant Conditions”);

•	any applicable waiting period relating to the Offer Closing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) (or any extensions thereof) or any other antitrust law will have expired or been earlier terminated;

•	First Data and Merger Sub will have received a certificate executed on behalf of CardConnect by its Chief Executive Officer or Chief Financial Officer confirming that the Representation Condition and the Covenant Condition have been duly satisfied;

•	no award, judgement, injunction, determination, ordinance, consent, ruling, decree or order (whether temporary, preliminary or permanent) will have been issued or otherwise entered by any government entity of competent jurisdiction which restrains, enjoins or otherwise prohibits the consummation of the Transactions (as defined below);

•	unless the holders of CardConnect’s Series A Preferred Stock have waived their right under the Series A Preferred Stock certificate of designation to receive written notice of the Merger at least forty-five days prior to consummation of the Merger, at least forty-five days shall have elapsed from the date that the Series A redemption offer was provided; and

•	the Merger Agreement having not been terminated in accordance with its terms.

The Merger Agreement provides, among other things, that, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (“DGCL”), and other applicable law, promptly after (and in any event no later than the first business day after) the Expiration Date, Merger Sub will accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), and as soon as practicable, Merger Sub will merge with and into CardConnect (the “Merger”), the separate existence of Merger Sub will cease and CardConnect will continue as the surviving corporation and a wholly-owned subsidiary of First Data (the “Surviving Corporation”).

Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As a result of the Merger, each Share (other than Shares (i) held in CardConnect’s treasury, (ii) held by First Data or by any direct or indirect wholly owned subsidiary of First Data or CardConnect or (iii) held by a holder who has, in all respects, properly exercised and perfected a demand for and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL), will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), CardConnect will cease to be a publicly traded company and will become wholly owned by First Data. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that, at the Effective Time, each CardConnect Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive an amount in cash payment, without interest and subject to any required tax withholding, equal to the product (i) of the excess, if any, of the Merger Consideration over the exercise price per Share of such CardConnect Option, multiplied by (ii) the number of Shares subject to such CardConnect Option immediately prior to the Effective Time. Any CardConnect Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration. At the Effective Time, each award in respect of a Share subject to vesting, repurchase or other lapse restriction granted under a Company Equity Plan (a “CardConnect Restricted Stock Award”) that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required tax withholding, equal to the Merger Consideration in respect of each Share subject to such CardConnect Restricted Stock Award immediately prior to the Effective Time.

According to the Offer to Purchase, the principal office address of each of Merger Sub and First Data is 225 Liberty Street, New York, New York 100281, and the telephone number of each is (800) 735-3362.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) CardConnect or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) First Data, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements between CardConnect and First Data.

Merger Agreement

On May 26, 2017, CardConnect, First Data and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger

Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15— “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement and the Offer to Purchase, which are filed as Exhibits (e)(1) and (a)(1)(A) hereto and are incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Current Report on Form 8-K filed by CardConnect with the SEC on May 31, 2017 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by CardConnect to First Data in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of CardConnect at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about CardConnect in CardConnect’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CardConnect’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, CardConnect, First Data, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in CardConnect’s other public filings.

Confidentiality Agreement

On November 18, 2016, First Data and CardConnect entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, First Data and CardConnect agreed that, subject to certain exceptions, First Data and its representatives would keep certain competitively sensitive, technical or proprietary information (as defined in greater detail in the Confidentiality Agreement, the “Confidential Information”) strictly confidential and would not (except as required by law, and in any case where possible, giving the disclosing party reasonable notice of the possibility of such disclosure) disclose any Confidential Information in any manner whatsoever, and would not use any Confidential Information other than in connection with evaluating or negotiating a possible transaction between CardConnect and First Data.

The Confidentiality Agreement provides that until the earlier of the consummation of the Merger or November 18, 2018, neither party will employ or solicit for employment any of the current employees or independent contractors of the other party that were first introduced to such party in connection with its consideration of the possible transaction, unless such employment results from general solicitations of employment or if the potential employee contacts the first party on his or her own initiative. It further provides that each party will not assist, provide or arrange financing to or for others to (a) acquire or agree, offer, seek or propose to acquire (i) a material portion of the assets or businesses of the disclosing party or its affiliates or (ii) any equity securities issued by the disclosing party or its affiliates or any rights or options to acquire such ownership; (b) offer, seek or propose any merger, consolidation, business combination, liquidation, dissolution or other extraordinary transaction with or involving the disclosing party or any of its affiliates (other than in connection with the Proposed Transaction (as defined below)); (c) seek or propose to influence or control in any manner the management or policies of the disclosing party or its affiliates or to obtain representation on the board of directors, or solicit any proxies or consents with respect to any equity securities of the disclosing party or its affiliates; (d) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to these matters; or (e) take any action which might force the disclosing party to make a public announcement of the foregoing, provided that the recipient can make such public announcement if there is a public announcement that the disclosing party or its affiliates and any third party have entered into a definitive agreement providing for a transaction that, if consummated, would result in that third party acquiring control of the disclosing party or acquiring substantially all of the assets of the disclosing party. The Confidentiality Agreement terminates November 18, 2018, but each party’s obligation with respect to the Confidential Information survives the termination of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, First Data and Merger Sub entered into two Tender and Support Agreements, each dated as of May 26, 2017 (the “Tender and Support Agreements”) with each of (a) Michael J. Mertz and (b) FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (each, a “Supporting Stockholder”). The Supporting Stockholders collectively beneficially owned, in the aggregate, 12,290,180 Shares (excluding Shares subject to escrow and founder Shares subject to transfer restrictions that cannot be tendered in the Offer), or approximately 40% of all Shares outstanding, as of May 26, 2017.

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or of which such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) after such date during the Support Period (as defined below) (collectively such shares, the “Subject Shares”).

The Tender and Support Agreements for the Supporting Stockholders terminate upon the earliest of (i) the valid termination of the Merger Agreement, (ii) the Effective Time, (iii) the mutual written consent of the parties thereto or (iv) the date on which any amendment to the Merger Agreement that adversely affects in any material respect the anticipated benefits to be derived by the Supporting Stockholder as a result of the transactions contemplated by the Merger Agreement is executed and delivered.

During the period from May 26, 2017 until the termination of the Tender and Support Agreements as described in the previous paragraph (the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement). During the Support Period, First Data is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

This summary and description of the Tender and Support Agreements is qualified in its entirety by reference to each Tender and Support Agreement, which are filed as Exhibits (e)(3) and (e)(4) hereto and incorporated herein by reference.

Arrangements between CardConnect and its Executive Officers and Directors.

CardConnect’s executive officers and the members of the board of directors of CardConnect (the “CardConnect Board”) may have certain interests in the Offer and the Merger and related transactions that are different from or in addition to those of CardConnect’s stockholders generally. In considering the recommendations of the CardConnect Board, including that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the CardConnect Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background of Offer and Merger” and “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of CardConnect who own Shares tender those Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of CardConnect. As of June 5, 2017, the directors and executive officers of the Company beneficially owned in the aggregate 13,729,112 Shares (excluding shares underlying any CardConnect Option, Shares underlying restricted stock awards in respect of Shares (“CardConnect Restricted Stock Awards”) and founder Shares subject to transfer restrictions held by such individuals, which shares cannot be tendered in the Offer). If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, the directors and executive officers would receive an aggregate of $205,936,680 in cash, without interest and subject to any required withholding taxes. For a description of the treatment of CardConnect Options and CardConnect Restricted Stock Awards held by the directors and executive officers of CardConnect, see “—Treatment of CardConnect Equity Awards” below.

The following table sets forth, as of June 5, 2017, the cash consideration that each director and executive officer would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding Shares underlying CardConnect Options and CardConnect Restricted Stock Awards), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub. CardConnect’s directors and executive officers may continue to engage in transactions involving Shares prior to the Offer Acceptance Time.

Name	Shares (#)	Consideration Payable for Shares ($)
Executive Officers
Jeffrey Shanahan	370,126	$5,551,890
Charles Bernicker	1,300	$19,500
Patrick Shanahan	41,453	$621,795
Daniel Cohen(1)(2)	786,857	$11,160,237
Amanda Abrams	—	—
Angelo Grecco	1,000	$15,000
Abraham Marciano	100	$1,500
Michael Mertz	1,984,932	$29,773,980
Robert Nathan	41,455	$621,825

Directors
Peter Burns	6,597	$98,955
Toos Daruvala	6,597	$98,955
Richard Garman(2)	10,542,098	$158,131,470
Ronald Taylor	6,597	$98,955
Christopher Winship(2)	10,542,098	$158,131,470

(1)	Mr. Cohen served as the Company’s President and Chief Executive Officer until July 29, 2016. For Mr. Cohen, includes 60,000 warrants to purchase Shares beneficially owned by Mr. Cohen, and 506,419 Shares held by the DGC Family FinTech Trust, which is affiliated with Mr. Cohen, and assumes that Mr. Cohen exercises all warrants held by him in connection with the Merger and assumes a VWAP of the warrants at closing of $15.00. Excludes 40,000 Shares held by Mr. Cohen for which a third party has the right to receive the consideration payable with respect to such Shares.
(2)	Excludes founder Shares subject to transfer restrictions. See the section entitled “—Lapse of Transfer Restrictions on Founder Shares” below and the section entitled “Certain Relationships and Related Transactions—The Merger—Founder Shares and Placement Units” in CardConnect’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 20, 2017 which is incorporated herein by reference as Exhibit (e)(23).

Treatment of CardConnect Equity Awards

CardConnect Options. At the Effective Time, each CardConnect Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will fully vest (to the extent not vested) and will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required tax withholding, equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such CardConnect Option, multiplied by (ii) the number of Shares subject to such CardConnect Option immediately prior to the Effective Time. Any CardConnect Option that has an exercise price per Share that equals or exceeds the Merger Consideration will be cancelled for no consideration.

CardConnect Restricted Stock Awards. Each CardConnect Restricted Stock Award that is outstanding immediately prior to the Effective Time will fully vest and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to the Merger Consideration in respect of each Share subject to such CardConnect Restricted Stock Award immediately prior to the Effective Time.

The table below sets forth the number of Shares underlying vested and unvested CardConnect Options and unvested CardConnect Restricted Stock Awards owned by each director and executive officer as of June 5, 2017. CardConnect’s directors and executive officers may continue to engage in transactions involving Shares prior to the Offer Acceptance Time.

Name	Shares underlying Vested CardConnect Options (#)	Consideration Payable for Vested CardConnect Options ($)	Shares underlying Unvested CardConnect Options (#)	Consideration Payable for Unvested CardConnect Options ($)	Shares underlying Unvested CardConnect Restricted Stock Awards (#)	Consideration Payable for Unvested CardConnect Restricted Stock Awards ($)
Executive Officers
Jeffrey Shanahan	648,663	$7,886,614	1,238,749	$5,514,895	67,885	$1,018,275
Charles Bernicker	267,788	$2,825,163	569,444	$2,533,438	31,378	$470,670
Patrick Shanahan	273,103	$3,038,055	455,555	$2,026,750	25,103	$376,545
Daniel Cohen(1)	—	—	—	—	—	—
Amanda Abrams	—	—	200,000	$210,000	—	—
Angelo Grecco	263,204	$2,821,551	284,722	$1,266,719	15,689	$235,335
Abraham Marciano	—	—	493,518	$2,195,646	27,194	$407,910
Michael Mertz	—	—	400,000	$760,000	—	—
Robert Nathan	209,539	$2,374,484	163,240	$726,249	8,995	$134,925

Directors
Peter Burns	—	—	—	—	5,036	$75,540
Toos Daruvala	—	—	—	—	5,036	$75,540
Richard Garman	—	—	—	—	—	—
Ronald Taylor	—	—	—	—	5,036	$75,540
Christopher Winship	—	—	—	—	—	—

(1)	Mr. Cohen served as CardConnect’s President and Chief Executive Officer until July 29, 2016. He does not hold any CardConnect Options or CardConnect Restricted Stock Awards.

Employment Agreements with Executive Officers

CardConnect has entered into employment agreements with each of Jeffrey Shanahan, CardConnect’s President and Chief Executive Officer, Charles Bernicker, CardConnect’s Chief Financial Officer, Patrick Shanahan, CardConnect’s Chief Operating Officer, Amanda Abrams, CardConnect’s General Counsel, Angelo Grecco, CardConnect’s Executive Vice President – Business Development, Abraham Marciano, CardConnect’s Chief Information Officer, Michael Mertz, CardConnect’s Chief Sales Officer, and Robert Nathan,

CardConnect’s Executive Vice President – Integrated Solutions, which provide for severance benefits in the event of a termination of the executive officer’s employment by the Company without cause or a resignation by the executive officer for good reason (which we refer to as a “qualifying termination”). Ms. Abrams is also entitled to certain enhanced severance benefits under her employment agreement if she experiences a qualifying termination in connection with a change in control that occurs pursuant to a definitive agreement entered into prior to April 17, 2018. The Merger will constitute such a change in control for purposes of Ms. Abrams’s employment agreement.

The employment agreement with each executive officer provides that, in the event of a qualifying termination, the executive officer would be entitled to receive:

•	an amount in cash equal to 12 months (24 months, in the case of Mr. J. Shanahan and Ms. Abrams) of the executive officer’s base salary, payable in regular installments over the 12 months (24 months, in the case of Mr. J. Shanahan and Ms. Abrams) following the qualifying termination;

•	a prorated annual bonus for the year of termination of employment (based on target, in the case of Messrs. J. Shanahan, Bernicker, P. Shanahan, and Marciano, and Ms. Abrams); and

•	in the case of Messrs. J. Shanahan, Bernicker, P. Shanahan, Mertz, and Marciano, and Ms. Abrams, a premium subsidy for health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, during the time period that the executive officer is receiving severance payments under the employment agreement.

Under the employment agreements, each executive officer is subject to a confidentiality covenant and a two-year post-termination noncompetition and nonsolicitation covenant. Severance benefits under the employment agreements are subject to the executive officer’s execution and non-revocation of a general release of claims in favor of CardConnect and its affiliates.

First Data has entered into offer letters with certain CardConnect executive officers that provide for their continued employment following the Effective Time and modify certain provisions of the existing employment agreements with such executive officers. These offer letters are described in “—First Data Offer Letters with Certain Executive Officers” below.

For an estimate of the value of the payments and benefits described above that would be payable to each of CardConnect’s named executive officers under their employment agreements in connection with a qualifying termination following the Merger, see “—Quantification of Payments and Benefits to CardConnect’s Named Executive Officers” below.

The estimated amounts that would be payable to CardConnect’s executive officers who are not named executive officers under their respective employment agreements if the Effective Time were to occur and they were to experience a qualifying termination on June 5, 2017 is as follows:

Name	Cash Severance ($)	Prorated Annual Bonus ($)(1)	Perquisites / Benefits ($)(2)	Total ($)
Amanda Abrams	$550,000	$53,375	$4,156	$607,531
Angelo Grecco	$240,000	$66,667	$15,900	$362,749
Abraham Marciano	$340,000	$127,151	$15,204	$482,355
Michael Mertz	$400,000	$120,205	$11,558	$531,763
Robert Nathan	$275,000	$80,000	$15,900	$387,064

(1)	Computed based on target performance and assumes a Merger closing date of July 31, 2017. Messrs. Grecco, Mertz and Nathan receive quarterly bonus payments and, accordingly, their prorated annual bonus amounts represent amounts for the period from March 31, 2017 through July 31, 2017.
(2)	The amount in the table is the estimated value of the health insurance premium subsidy for each executive officer and his or her eligible dependents for 12 months (24 months, in the case of Ms. Abrams) following termination of employment.

The foregoing description of the employment agreements with CardConnect executive officers does not purport to be complete and is qualified in its entirety by reference to the text of the employment agreements, filed as Exhibits (e)(16), (e)(15), (e)(17), (e)(9), (e)(10), (e)(11), (e)(12), and (e)(13) to this Schedule 14D-9, which are incorporated herein by reference.

First Data Offer Letters with Certain Executive Officers

Each of Messrs. J. Shanahan, Bernicker, P. Shanahan, Grecco, Mertz, and Nathan has entered into an offer letter with First Data to be effective as of the Effective Time, which offer letter provides for the executive officer’s continued service with First Data following the Effective Time and modifies his existing employment agreement with CardConnect. Under the offer letters, Mr. J. Shanahan will serve as Executive Vice President and as a member of First Data’s Management Committee, and will report to the Chief Executive Officer of First Data; Mr. Bernicker will serve as Senior Vice President and Chief Financial Officer, CardConnect; Mr. P. Shanahan will serve as Senior Vice President and Chief Operating Officer, CardConnect; Mr. Grecco will serve as Senior Vice President, Partner Sales, CardConnect; Mr. Mertz will serve as Senior Vice President and Chief Sales Officer, CardConnect; and Mr. Nathan will serve Senior Vice President, ISV, CardConnect. All such executive officers (other than Messrs. J. Shanahan and Nathan) will report directly to Mr. J. Shanahan (or his successor); Mr. Nathan will report directly to Mr. Mertz (or his successor).

The offer letters with the executive officers provide for an annual base salary ($500,000, in the case of Mr. J. Shanahan; $400,000 in the case of Messrs. Bernicker, P. Shanahan, and Mertz; and $300,000 in the case of Messrs. Grecco and Nathan); an annual target incentive opportunity ($1.5 million, in the case of Mr. J. Shanahan; $1 million in the case of Mr. Mertz; $960,000 in the case of Messrs. Bernicker and P. Shanahan; and $700,000 in the case of Messrs. Grecco and Nathan), which amount will be payable in a mix of cash and equity awards; an inaugural restricted stock unit award in respect of First Data common stock (having a grant date fair market value equal to $14.5 million, in the case of Mr. J. Shanahan; $4.25 million in the case of Messrs. Bernicker, P. Shanahan, and Mertz; $3,134,614 in the case of Mr. Grecco; and $2,795,599 in the case of Mr. Nathan), which award will vest in four equal installments on each of the first four anniversaries of the closing date, subject to continued employment, and which award will accelerate as to the next vesting tranche upon a qualifying termination prior to the second anniversary of the closing date; and, in the case of Messrs. J. Shanahan and P. Shanahan, a performance-based restricted stock unit award having a grant date fair market value equal to $3.5 million and $1.75 million, respectively, which award will vest based on the achievement of certain specified performance goals for the 2018 and 2019 fiscal years. Under the offer letters, each of the executive officers is also required to purchase shares of First Data common stock having a fair market value equal to 50% of the net after-tax cash proceeds received by him in the Offer and the Merger in respect of his CardConnect Shares and equity awards (or, in the case of Mr. Mertz, an amount equal to $4.25 million).

The offer letters with each of the executive officers also provide that, if the executive officer experiences a qualifying termination during the two-year period following the closing date, the cash portion of the severance to which he is entitled under his employment agreement with CardConnect will equal two times his annual base salary and the pro rata portion of his annual target incentive opportunity set forth in the offer letter. In addition, the offer letter include a one-year (two-year, in the case of Mr. J. Shanahan) post-termination noncompetition and nonsolicitation covenants in favor of First Data.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the offer letters, filed as Exhibits (e)(14), (e)(18), (e)(19), (e)(20), (e)(21), and (e)(22) to this Schedule 14D-9, which are incorporated herein by reference.

Cash Bonus in Lieu of Option Grant to Mr. Marciano

Under the Merger Agreement, CardConnect is permitted, contingent upon the occurrence of the Effective Time, to pay a cash bonus to Mr. Marciano in lieu of granting him options to purchase 68,286 Shares as required pursuant to his offer letter with CardConnect. The cash bonus will have a value equivalent, in the reasonable judgment of CardConnect, to the expected grant date value of the applicable option award.

CardConnect estimates the value of the cash bonus payable to Mr. Marciano to be $78,529.

Continuing Employee Benefits

The Merger Agreement provides that, for the one-year period immediately following the closing date of the Merger, First Data will provide, or cause its subsidiaries to provide, each employee of CardConnect or any of its subsidiaries as of the closing of the Merger with (a) at least the same annual base salary or wage rate as in effect immediately prior to the closing date, (b) at least the same cash bonus or other short-term cash incentive opportunities (excluding any equity-based incentive opportunities) provided to such continuing employee by CardConnect in respect of the fiscal year in which the closing date occurs, (c) equity-based incentive compensation opportunities on terms no less favorable than those that First Data provides to similarly situated employees of First Data, and (d) employee benefits that are no less favorable in the aggregate than those employee benefits provided to such continuing employee by CardConnect immediately prior to the closing date until December 31, 2017 and, for the remainder of such one-year period, the same employee benefits as are provided to similarly situated employees of First Data. First Data will also provide, or cause its subsidiaries to provide, each continuing employee whose employment is terminated by First Data or its subsidiaries without cause during the one-year period immediately following the closing date with severance benefits on specified terms and conditions and at specified levels, determined (i) without taking into account any reduction after the closing in compensation paid to such continuing employee and (ii) by taking into account each continuing employee’s service with CardConnect and its subsidiaries (and any predecessor entities) and, after the closing, First Data and its subsidiaries.

Under the Merger Agreement, periods of employment of continuing employees with CardConnect or any of its current or former affiliates, to the extent recognized under any comparable CardConnect benefit plan, including their predecessor entities (and if no such comparable CardConnect benefit plan exists, as such service would generally be recognized by CardConnect prior to the closing date), shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits and benefit accrual, of the corresponding employee benefit plan offered by First Data or its affiliates to continuing employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans, subject to certain limitations. Additionally, First Data will (a) waive any limitation on health insurance coverage of the continuing employees and their eligible dependents due to pre-existing conditions under all applicable health care plans of First Data or its affiliates to the extent such condition was satisfied or waived under the comparable CardConnect benefit plan prior to the closing date and (b) credit all continuing employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such person, in each case, under the comparable CardConnect benefit plan prior to the closing date during the plan year in which the closing date occurs (or if later, the plan year in which such person becomes eligible to participate in a plan of First Data or its affiliates) for the purpose of determining the extent to which any such person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of First Data or its affiliates for such year.

First Data has agreed under the Merger Agreement to, or to cause its subsidiaries to, assume and honor all CardConnect benefit plans (other than CardConnect equity plans) in accordance with their terms.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, filed as Exhibit (e)(1) to this Schedule 14D-9, which is incorporated herein by reference.

Quantification of Payments and Benefits to CardConnect’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of CardConnect’s named executive officers would receive in connection with the Offer and the Merger, assuming that such transactions were consummated and each such named executive officer experienced a qualifying termination on June 5, 2017. The amounts below are determined using a price per Share of $15.00, and are based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table. Consistent with SEC guidance, the amounts below do not take into account the effect of the offer letters entered into between First Data and Messrs. J. Shanahan, Bernicker, and P. Shanahan. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a CardConnect named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Jeffrey Shanahan	$1,267,123	$6,533,170	$31,800	$7,832,093
Charles Bernicker	$480,890	$3,004,108	$15,900	$3,500,898
Patrick Shanahan	$480,890	$2,403,295	$15,900	$2,900,085
Daniel Cohen(5)	—	—	—	—

(1)	The cash payments payable to each of the named executive officers consist of (a) a severance payment in an amount equal to 12 months (24 months, in the case of Mr. J. Shanahan) the named executive officer’s base salary, payable in 12 monthly installments (24 monthly installments, in the case of Mr. J. Shanahan), and (b) the amount of the named executive officer’s prorated target annual bonus for 2017, payable with 14 days following termination of employment. Both the severance payment and prorated annual bonus payment are “double-trigger” (i.e., payable upon a qualifying termination of employment following a change in control). Set forth below are the separate values of each of the severance payment and the prorated annual bonus payment.

Name	Severance Payment (“Double-Trigger”) ($)	Pro Rata Annual Bonus Payment (“Double-Trigger”)(1) ($)
Jeffrey Shanahan	$1,000,000	$267,123
Charles Bernicker	$350,000	$130,890
Patrick Shanahan	$350,000	$130,890
Daniel Cohen	—	—

(1)	Computed based on target performance and assuming a Merger closing date of July 31, 2017.

(2)	As described above, all unvested equity-based awards held by the Company’s named executive officers will become vested and will be settled at the Effective Time (i.e., “single-trigger” vesting). Set forth below are the values of each type of equity-based award that would be payable upon the Effective Time.

Name	Stock Options ($)	Restricted Stock ($)
Jeffrey Shanahan	$5,514,895	$1,018,275
Charles Bernicker	$2,533,438	$470,670
Patrick Shanahan	$2,026,750	$376,545
Daniel Cohen	—	—

(3)	The amounts in the table include the estimated value of health insurance premium subsidy for each named executive officer and his or her eligible dependents for 12 months (24 months, in the case of Mr. J. Shanahan) following termination of employment. All such benefits are “double-trigger.”
(4)	Mr. Cohen served as CardConnect’s President and Chief Executive Officer until July 29, 2016. He is not entitled to any compensation in connection with the Merger.

Lapse of Transfer Restrictions on Founder Shares

Each of Daniel Cohen, Richard Garman, and Chris Winship beneficially own founder Shares, which are subject to transfer restrictions pursuant to a letter agreement by and among CardConnect and certain security holders, officers and directors thereof, dated as of February 12, 2015. These transfer restrictions will lapse upon the consummation of the Merger with respect to 106,960 Shares beneficially owned by Mr. Cohen, 60,305 Shares beneficially owned by Mr. Garman, and 60,305 Shares beneficially owned by Mr. Winship.

For more information, see the section entitled “Certain Relationships and Related Transactions—The Merger—Founder Shares and Placement Units” in CardConnect’s definitive proxy statement, filed with the SEC on April 20, 2017, which is incorporated herein by reference as Exhibit (e)(23).

Indemnification of Directors and Officers; Insurance

Pursuant to the terms of the Merger Agreement, CardConnect’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time, as described in detail below.

Pursuant to the Merger Agreement, First Data and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions), now existing in favor of the current or former directors or officers, as the case may be, of CardConnect or its subsidiaries as provided in their respective organizational documents or in the written agreements disclosed in the Company Disclosure Letter (the “Indemnity Agreements”) shall survive the Merger from and after the Effective Time for a period of six (6) years. The Merger Agreement provides that from and after the Effective Time for a period of six (6) years, First Data shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, and advance expenses to, any individual who, on or prior to the Effective Time, was an officer or director of CardConnect or any of CardConnect’s subsidiaries (each, an “Indemnitee”) with respect to all acts of omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by law as required by (x) the organizational documents of CardConnect and its subsidiaries as in effect on the date of the Merger Agreement and (y) the Indemnity Agreements, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) in this paragraph in any manner that would adversely affect the indemnification rights thereunder of any Indemnitees.

Further, under the Merger Agreement, during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, First Data shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under applicable law, (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any litigation, whether civil, criminal, administrative or investigative, to the extent such litigation arises out of or pertains to the fact that an Indemnitee is or was an officer or director of CardConnect or any of its subsidiaries, or an officer, director or trustee of any other entity at the request of CardConnect or any of its subsidiaries, prior to the Effective Time, in each case, whether asserted or claimed prior to, at or after the Effective Time; and (ii) pay in advance of the final disposition of any such litigation the expenses (including reasonable attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified.

The Merger Agreement provides that CardConnect or, if CardConnect is unable to, First Data will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of CardConnect’s existing directors’ and officers’ insurance (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately following paragraph.

Further, the Merger Agreement provides that if CardConnect or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, there shall be no breach of the Merger Agreement so long as (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with CardConnect’s current insurance carrier or with an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier with respect to D&O Insurance with terms that are no less favorable than the coverage provided under CardConnect’s existing policies as of the date of the Merger Agreement, or (ii) First Data will cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance as of the date of the Merger Agreement with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as CardConnect’s current insurance carrier, on terms that are no less favorable than CardConnect’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that neither First Data nor the Surviving Corporation shall be required to pay an annual premium for such insurance policies in excess of three hundred percent (300%) of the annual premium paid by CardConnect for coverage for its last full fiscal year for such insurance.

Item 4.	The Solicitation or Recommendation.

On May 26, 2017, the CardConnect Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, CardConnect and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of CardConnect tender their Shares to Merger Sub pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for other reasons described in more detail below, the CardConnect Board unanimously recommends that holders of Shares tender their Shares pursuant to the Offer.

(i) Background of Offer and Merger

CardConnect, formerly known as FinTech Acquisition Corp., was a special purpose acquisition company that acquired the current CardConnect business through a merger with FTS Holding Corporation, in July of 2016. Following the completion of that acquisition, CardConnect’s management and the CardConnect Board have regularly evaluated CardConnect’s business and strategic plans and have considered a variety of transactions to enhance its business, including potential merger and acquisition transactions. In connection with its review of potential acquisition opportunities, CardConnect has met with third-party financial sponsors to discuss potential capital investments in CardConnect in order to effect or support such acquisition activity. In addition, CardConnect has engaged in discussions regarding potential strategic transactions with First Data and other third party firms in the payments industry, but none of the discussions other than those with First Data in November 2016 and March 2017 resulted in the submission of any indication of interest.

On October 11, 2016, First Data’s chairman and chief executive officer, Frank Bisignano, reached out to CardConnect’s chief executive officer, Jeffrey Shanahan, to schedule a meeting. On November 1, 2016, Messrs. Shanahan and Bisignano met and discussed current trends in the payment technology services industry and their respective companies, and Mr. Bisignano raised the potential to engage in discussions regarding a strategic combination of First Data and CardConnect. As a result of the November 1, 2016 meeting, on November 10, 2016, representatives of First Data met with Mr. Shanahan and other representatives of CardConnect to learn more about CardConnect’s business. In order to further discuss CardConnect’s business and the possibility of engaging in discussions regarding a potential strategic combination, on November 18,

2016, CardConnect and First Data entered into a confidentiality agreement. However, shortly after entering into the confidentiality agreement, First Data and CardConnect agreed that the timing was not then conducive to further discussions in light of negotiations between the parties relating to the commercial agreement under which First Data provides merchant processing services to CardConnect.

On January 31, 2017, Mr. Bisignano and First Data’s chief financial officer, Himanshu Patel, had dinner with Mr. Shanahan, during which they discussed resuming discussions regarding a potential acquisition of CardConnect by First Data.

On March 21, 2017, Mr. Bisignano contacted Mr. Shanahan regarding a potential acquisition of CardConnect by First Data, and informed Mr. Shanahan that First Data would be submitting a written indication of interest. On March 28, 2017, First Data provided CardConnect a letter indicating First Data’s non-binding interest in acquiring CardConnect at a price of $14.00 in cash per Share, subject to due diligence. Shortly thereafter, on April 3, 2017, CardConnect announced the acquisition of MertzCo, Inc., a marketer and reseller of credit card, debit card, gift card, loyalty card, and other payment process services.

On April 3, 2017, the CardConnect Board met telephonically, together with members of CardConnect’s senior management, to discuss the non-binding indication of interest and related matters. The CardConnect Board and CardConnect’s management reviewed and discussed the $14.00 in cash per Share price, strategic and financial information regarding CardConnect, including as impacted by the CardConnect’s acquisition of MertzCo, strategic considerations relating to the First Data indication of interest, and CardConnect’s other potential strategic alternatives, including the possibility of engaging with other potential partners regarding a transaction or to continue as a standalone independent entity. The CardConnect Board also discussed the fact that First Data processed approximately 90% of CardConnect’s merchant transactions, which made First Data the most logical potential acquiror of CardConnect. However, the CardConnect Board and CardConnect’s management also noted that there were CardConnect competitors that First Data might seek to acquire in lieu of CardConnect, and noted that if First Data entered the merchant acquiring business by purchasing a competitor of CardConnect, the long-standing First Data-CardConnect commercial relationship might be adversely impacted and it would be unlikely that First Data would seek to acquire CardConnect in the near-term. After discussion, the CardConnect Board determined to defer a formal response to the First Data letter, and instead directed CardConnect’s management to speak with First Data and request that First Data reconsider its views on valuation in light of the recently-announced MertzCo transaction, which was not public or otherwise known to First Data at the time First Data submitted its indication of interest. Mr. Shanahan thereafter informed Mr. Bisignano of the CardConnect Board’s request and provided First Data with information regarding the MertzCo transaction.

On April 20, 2017, Mr. Patel, informed Mr. Shanahan that First Data had reconsidered its $14.00 in cash per Share indication of interest in light of the MertzCo acquisition, but continued to believe that $14.00 in cash per Share was the appropriate price. Mr. Patel told Mr. Shanahan that First Data believed that the valuation it was proposing rivaled the most attractive comparable valuations paid in similar transactions, and that First Data was close to the limits of its valuation parameters and might not be willing to move forward at a higher valuation.

On April 27, 2017, the CardConnect Board met telephonically, together with members of CardConnect’s senior management, to discuss First Data’s reaffirmation of its prior indication of interest. The CardConnect Board and CardConnect’s management discussed the potential for a transaction with First Data or other third parties, and reviewed CardConnect’s relationship with First Data. In addition, representatives of Financial Technology Partners LP and FT Partners Securities LLC, collectively referred to as FT Partners, attended the meeting at the request of the CardConnect Board. The CardConnect Board invited FT Partners due to FT Partners’ strong reputation in the payments, processing and financial technology industries, as well as CardConnect’s familiarity with FT Partners, and FT Partners’ familiarity with CardConnect, resulting from the FTS Holding Corporation merger. FT Partners reviewed with the CardConnect Board information relating to CardConnect and its performance, preliminary valuation metrics, the indication of interest from First Data, general industry considerations, and CardConnect’s potential strategic alternatives, including the likelihood or unlikelihood that other companies or financial sponsors would have the interest and ability to seek to acquire CardConnect at a valuation that would be competitive with the valuation indicated by First Data. Following review and discussion, the CardConnect Board determined that CardConnect should continue to explore the possibility of a transaction with First Data and, in that regard, should formally retain FT Partners as financial advisor to assist CardConnect and the CardConnect Board. The CardConnect Board authorized CardConnect’s management to inform First Data that its $14.00 in cash per Share indication of interest was insufficient, but also directed CardConnect’s management to continue to engage in discussions with First Data, including by providing due diligence information to First Data, in order to elicit, if possible, an improved price from First Data.

Over the course of the next two weeks and subject to the November 18, 2016 confidentiality agreement, Mr. Shanahan and other representatives of CardConnect along with representatives of FT Partners engaged with representatives of First Data and its financial advisor, Allen & Company LLC, referred to herein as Allen & Company, in discussions regarding the CardConnect business and provided due diligence materials to First Data and its representatives.

On May 5, 2017, the CardConnect Board met, together with members of CardConnect’s senior management. The CardConnect Board determined to engage Wachtell, Lipton, Rosen & Katz, referred to as Wachtell Lipton, as counsel to CardConnect and the CardConnect Board in connection with its consideration of a potential transaction. Wachtell Lipton then provided an overview of the CardConnect Board’s fiduciary duties and Delaware law standards applicable to consideration and evaluation of acquisition proposals. CardConnect’s senior management was instructed by the CardConnect Board not to discuss post-transaction employment terms with First Data unless and until the completion of purchase price negotiations with First Data, and Wachtell Lipton subsequently communicated to Weil, Gotshal & Manges LLP, referred to as Weil, First Data’s outside counsel, that First Data should not initiate any such discussions with any members of CardConnect senior management.

At the May 5, 2017 meeting, the CardConnect Board established a transaction advisory committee consisting of directors Jeffrey Shanahan, Richard Garman and Toos Daruvala to advise, and to be available for consultation to, CardConnect’s management and the Company’s advisors regarding potential transaction-related matters between meetings of the full CardConnect Board. The transaction advisory committee met periodically, together on some occasions with representatives of Wachtell Lipton, FT Partners and/or CardConnect’s management, throughout the course of the discussions and negotiations with First Data during the month of May. Among other things, at these meetings, the transaction advisory committee discussed with its advisors and CardConnect’s management the relative risks and benefits to engaging with other third parties in addition to pursuing the potential transaction with First Data. However, the transaction advisory committee concluded, subject to further discussion with the full CardConnect Board, that CardConnect should continue to pursue a potential transaction only with First Data in light of First Data’s status as the potential transaction partner most likely to offer the highest value to CardConnect’s stockholders, the risk that pursuing other potential transaction counterparties could pose to the willingness of First Data to continue to discussions, past conversations by CardConnect with potential transaction counterparties, the potential adverse impact on CardConnect’s ability to retain distribution partners, merchants and employees if there were a public leak that CardConnect was considering a sale transaction, and the anticipated contract terms allowing CardConnect to terminate the Merger Agreement in order to accept a superior proposal.

On May 11, 2017, Mr. Shanahan and other members of CardConnect’s senior management met with Mr. Bisignano and other representatives of First Data to engage in on-site due diligence.

On May 12, 2017, at the request of the CardConnect Board, representatives of FT Partners spoke to representatives of Allen & Company to request that First Data provide an updated indication of interest based on the due diligence and discussions between representatives of First Data and CardConnect to date. On May 15, 2017, First Data provided a revised non-binding indication of interest to CardConnect proposing to acquire CardConnect for an increased purchase price of $14.75 in cash per Share, subject to continued due diligence. The next day, after meeting with, and receiving instructions from, the CardConnect Board’s transaction advisory committee, representatives of FT Partners spoke with representatives of First Data to inform First Data that CardConnect viewed the revised non-binding indication of interest as insufficient, and that First Data should submit a revised indication of interest with its best and final price. Later that day, representatives of First Data informed a representative of FT Partners that First Data was willing to increase its non-binding indication of interest to $15.00 in cash per Share, but that $15.00 in cash per Share would be the maximum price First Data would be willing to offer, and that no further price increases would be forthcoming.

Following the May 12, 2017 conversations, the parties began to discuss transaction terms and continued due diligence. On May 18, 2017, Wachtell Lipton provided a draft Merger Agreement to Weil, and during the period from May 18 through May 25, 2017, the parties and their respective legal counsel, negotiated the Merger Agreement and the non-price transaction terms in consultation with their respective clients. Weil provided a draft Tender and Support Agreement to Wachtell Lipton, which likewise was negotiated from May 18 through May 25, 2017, in consultation with their respective clients and the other parties to the proposed Tender and Support Agreements.

On May 22 and 23, 2017, the CardConnect Board met in person for a regularly scheduled meeting, together with members of CardConnect’s senior management, representatives of FT Partners and representatives of Wachtell Lipton. At the meeting on May 22, 2017, Mr. Shanahan updated the CardConnect Board on the developments since the prior full CardConnect Board meeting, and representatives of FT Partners made a presentation with respect to CardConnect’s potential acquisition by First Data, as well as CardConnect’s businesses, performance and competitive positioning. In addition, the CardConnect Board reviewed with representatives of FT Partners reasons why First Data would be the most logical acquiror of CardConnect and, in light of First Data’s industry position, complementary businesses, commercial relationship with CardConnect, and synergy opportunities, together with First Data’s financial capacity, reaffirmed the CardConnect Board’s view that First Data would be the potential transaction partner most likely to offer the highest value to CardConnect’s stockholders. The CardConnect Board further discussed the fact that if there were another buyer capable of and willing to make a more compelling offer to acquire CardConnect, the Merger Agreement would permit CardConnect to receive such an offer on an unsolicited basis during the period from transaction announcement until completion of the Offer and, subject to certain conditions and limitations contained in the Merger Agreement, to accept such a higher offer, and that any Tender and Support Agreement would not inhibit that action. In light of the foregoing, and in light of the risks that pursuing an alternative transaction at this time could pose to CardConnect and to the willingness of First Data to continue discussions, the CardConnect Board determined, consistent with the transaction advisory committee’s views, that CardConnect should continue to pursue a potential transaction only with First Data. After extensive discussion, the CardConnect Board adjourned to conduct regularly-scheduled business.

At the meeting on May 23, 2017, representatives of Wachtell Lipton discussed the CardConnect Board’s fiduciary duties under Delaware law, as well as the proposed terms of the transaction included in the draft Merger Agreement and Tender and Support Agreements. Following further discussion, including as to the matters described in the section entitled “The Merger—Reasons for the Merger; Recommendation of the CardConnect Board of Directors,” and the presentation by FT Partners on May 22, 2017, it was the consensus of the CardConnect Board that it would be willing to move forward with a transaction with First Data at $15.00 in cash per Share, subject to First Data finalizing its due diligence and the parties agreeing on non-price transaction terms. In addition, the CardConnect Board authorized CardConnect’s management to engage in discussions with First Data regarding the terms under which CardConnect’s senior management team would continue to be employed by CardConnect following the closing of the transaction, which the CardConnect Board understood was important to First Data’s willingness to move forward with a transaction.

Over the course of the remainder of the week of May 22, 2017, First Data worked to finalize its diligence efforts, counsel to First Data and CardConnect continued to negotiate the transaction documentation, and members of CardConnect’s management engaged in discussions with representatives of First Data regarding future employment terms.

In the afternoon of May 26, 2017, the CardConnect Board met telephonically, together with members of CardConnect’s senior management, representatives of FT Partners and representatives of Wachtell Lipton. At the meeting, Mr. Shanahan updated the CardConnect Board on the status of the proposed transaction, and reviewed the strategic rationale. Representatives of FT Partners then reviewed its analysis of the $15.00 in cash per Share transaction price and rendered an oral opinion, confirmed by delivery of a written opinion dated May 26, 2017, to the CardConnect Board to the effect that, as of that date and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken by FT Partners as set forth in such written opinion, the $15.00 in cash per Share transaction consideration to be received pursuant to the Merger Agreement by the holders of CardConnect common stock (other than First Data, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders, as more fully described under the section entitled “—Opinion of Financial Advisor.” Representatives of Wachtell Lipton reviewed the terms of the Merger Agreement and the Tender and Support Agreements, including the percentage of Shares that would be subject to the Tender and Support Agreements, informed the CardConnect Board of the employment terms negotiated by Mr. Shanahan with First Data as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” under the heading “—Arrangements between CardConnect and its Executive Officers and Directors—First Data Offer Letters with Certain Executive Officers”, and further advised the CardConnect Board on its fiduciary duties. After considering the proposed terms of the transaction with CardConnect’s management and advisors, and taking into consideration the matters discussed during that meeting and prior meetings of the CardConnect Board, including the factors described under the sections entitled “—Recommendation of the Company Board” and “—Reasons for the Company Board’s Recommendation,” the CardConnect Board of directors unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interests of, CardConnect and its stockholders, (2) declared it advisable to enter into the Merger Agreement, (3) approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (4) agreed that the Merger will be effected under Section 251(h) of the DGCL, and (5) resolved to recommend that the stockholders of CardConnect tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

Later that evening on May 26, 2017, First Data, CardConnect and the parties to the Tender and Support Agreements executed and delivered the agreements to which they were parties. On May 29, 2017, First Data and CardConnect issued a joint press release announcing the transaction.

On June 7, 2017, Purchaser commenced the Offer.

(ii) Reasons for Recommendation of the Company Board

In reaching its decision to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that its stockholders tender their Shares pursuant to the Offer, the CardConnect Board evaluated the Transaction in consultation with CardConnect’s management, as well as CardConnect’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	the Offer Price per share, and the fact that it represented a 7.9% premium to the closing price of CardConnect common stock on May 25, 2017 (the last trading day prior to the meeting of the CardConnect Board to approve the Merger Agreement), a 10% premium to the closing price of CardConnect common stock on the date of the meeting, a 2.4% and 72.4% premium to the 52-week high and low CardConnect common stock trading prices, respectively, and a 50% premium to CardConnect’s $10.00 per share initial public offering price in its July 29, 2016 offering;

•	The CardConnect Board considered that the Offer Price was more favorable to CardConnect’s common stockholders than the potential value that would reasonably be expected to result from other alternatives reasonably available to CardConnect, including the continued operation of CardConnect on a standalone basis or a merger with or acquisition by another third party, in light of a number of factors, including:

○	The CardConnect Board’s familiarity with CardConnect’s business, results of operations, financial and market position and expectations concerning CardConnect’s future earnings and prospects, including the relative risks and uncertainties associated with achieving expected future earnings and potential share price appreciation;

○	The CardConnect Board’s familiarity with and understanding of the operating environment for merchant processing firms such as CardConnect;

○	The strategic and financial alternatives reasonably available to CardConnect, and the relative risks and uncertainties associated with those alternatives, none of which were deemed likely to result in value to CardConnect’s stockholders that would exceed, on a present-value basis taking into consideration the relative risks and uncertainties in CardConnect’s business and operations, the Offer Price;

○	The CardConnect Board’s belief, in consultation with CardConnect’s management and its financial advisors, that First Data was the most logical acquiror of CardConnect and, in light of First Data’s industry position, complementary businesses, commercial relationship with CardConnect, and synergy opportunities, together with First Data’s financial capacity and its industry position, that First Data would be the potential transaction partner most likely to offer the highest value to CardConnect’s stockholders and, further, that if there were another buyer capable of and willing to make a more compelling offer to acquire CardConnect, the Merger Agreement would permit CardConnect to receive such an offer on an unsolicited basis during the period from transaction announcement until completion of the Offer and, subject to certain conditions and limitations contained in the Merger Agreement, to accept such a higher offer (and thereby terminate the Tender and Support Agreements); and

○	The CardConnect Board’s belief, based on input from CardConnect’s senior management and CardConnect’s advisors with respect to First Data’s statements made and positions taken during negotiations and First Data’s other potential acquisition targets, that the $15.00 in cash per Share price reflected in the Merger Agreement was the maximum amount that First Data would be willing to pay to acquire CardConnect; and

•	The fact that the cash consideration offers CardConnect stockholders the opportunity to realize cash for the value of their Shares with immediate certainty of value, but means that CardConnect stockholders will not participate in the future growth of the CardConnect business;

•	CardConnect’s historical common stock trading prices and trading volume history, and its current trading price as a multiple of its earnings before interest, taxes, depreciation and amortization (EBITDA) and cash earnings per share, and potential for changes in market perceptions regarding its EBITDA results, its fully diluted share count and appropriate earnings multiples to drive a CardConnect common stock trading price decline;

•	The financial presentation and opinion, dated May 26, 2017, of FT Partners Securities LLC as to the fairness, from a financial point of view and as of such date, of the Offer Price to be received in the Offer and Merger by the holders of CardConnect common stock (other than First Data, Merger Sub and their affiliates), which opinion was based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken, as more fully described under the section entitled “—Opinion of Financial Advisor;”

•	The expectation that the regulatory approvals required to consummate the Transactions are reasonably likely to be obtained, and the reverse termination fee of $35 million payable to CardConnect in the event of a failure to obtain the expiration or termination of the waiting period under the HSR Act;

•	The CardConnect Board considered the terms of the Merger Agreement permitting CardConnect to respond to unsolicited alternative proposals, and the other terms of the Merger Agreement, including:

○	CardConnect’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals made before the completion of the Offer, as more fully described in the sections entitled “The Merger Agreement—Alternative Proposals; No Solicitation;” and

○	the provision of the Merger Agreement allowing the CardConnect Board to terminate the Merger Agreement (and thereby terminating the Tender and Support Agreements), in specified circumstances relating to a superior proposal, subject, in specified cases, to payment of a termination fee of $18 million, which amount the CardConnect Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals, as more fully described in the sections entitled “The Merger Agreement—Alternative Proposals; No Solicitation,” “The Merger Agreement—Termination” and “The Merger Agreement—Termination Fee;”

•	the risk that the Transactions may not be consummated or that the closing may be delayed, including as a result of factors outside the control of CardConnect or First Data;

•	the risk that CardConnect’s management’s attention and resources will be diverted from the operation of CardConnect’s business during the pendency of the Transactions, and the possibility of employee losses or adverse effects on CardConnect’s business relationships as a result of the announcement and pendency of the Transactions; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In considering the recommendation of the CardConnect Board, you should be aware that certain directors and executive officers of CardConnect may have interests in the Transactions that are different from, or in addition to, interests of CardConnect stockholders generally and may create potential conflicts of interest. The CardConnect Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the Transactions, including the Offer and the Merger, and when making its decision to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that its stockholders tender their Shares pursuant to the Offer. For additional information, see the section entitled “—Arrangements with Current Executive Officers and Directors of CardConnect.”

This discussion of the information and factors considered by the CardConnect Board includes the material factors considered by the CardConnect Board, but is not intended to be exhaustive and may not include all the factors considered by the CardConnect Board. In view of the wide variety of factors considered, and the complexity of these matters, the CardConnect Board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the Transactions, including the Offer and the Merger, and to recommend that its stockholders tender their Shares pursuant to the Offer. Rather, the CardConnect Board viewed its position and recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with CardConnect’s management and financial and legal advisors. In addition, individual members of the CardConnect Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the CardConnect Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

(iii) Certain Unaudited Prospective Financial Information

CardConnect does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the review of the Transactions, at the direction of the CardConnect Board, Financial Technology Partners LP and FTP Securities LLC (together, “FTP”), CardConnect’s financial advisor, utilized for purposes of its analysis certain non-public, internal pro forma financial estimates provided by CardConnect management regarding CardConnect’s operations as a standalone business for the calendar years 2017 through 2019 (the “Projections”).

The summary of the Projections set forth below is included solely to give CardConnect stockholders access to certain financial projections that were made available to the CardConnect Board, FTP and First Data. The

Projections were prepared by management for internal use only and not with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither CardConnect’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect numerous estimates and assumptions made by management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond CardConnect’s control. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. The inclusion of the Projections should not be regarded as an indication that CardConnect or anyone else who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Neither CardConnect nor any other person intends to, and disclaims any obligation to, update, revise or correct the Projections if any of them are or become inaccurate (even in the short term).

In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on CardConnect’s business and its results of operations. The Projections also reflect assumptions as to certain business decisions that are subject to change.

By including the summary of the Projections in this Schedule 14D-9, none of CardConnect or any of its respective affiliates or representatives has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of CardConnect, First Data, Merger Sub or any of their respective affiliates compared to the information contained in the Projections. CardConnect has made no representation to First Data or Merger Sub, in the Merger Agreement or otherwise, concerning the Projections. Neither CardConnect nor any of its respective affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Projections summarized in this section were prepared during the periods described below and have not been updated to reflect any changes after the date they were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

In order to better evaluate CardConnect’s strategic alternatives relative to the risks of a stand-alone strategy, CardConnect’s management has independently developed and provided to the CardConnect Board two cases of annual financial projections from 2017 through 2022. The “Scenario 1 Case” reflects the assumptions underlying CardConnect’s public earnings guidance. The “Scenario 2 Case” reflects a potential downside scenario that included, among other factors, potential reduced ability to sign new merchants, decreased acceleration in certain distribution channels and a reduced rate of volume attrition improvement.

Certain Management Projections to the CardConnect Board

Scenario 1 Case

	2017P(1)	2018P	2019P	2020P	2021P	2022P	Assumed Compound Annual Growth Rate 2018-2022
Revenue	$693.2	$840.5	$1,029.4	$1,246.7	$1,486.7	$1,749.1	20.1%
Net Revenue(2)	$183.6	$220.1	$266.8	$320.7	$379.7	$445.8	19.3%
Net Income	$8.1	$13.4	$15.9	$21.1	$25.4	$30.2	22.5%
Adjusted EBITDA(3)	$45.9	$55.5	$66.7	$77.9	$88.2	$99.2	15.6%
Unlevered Free Cash Flow(4)(5)	$5.9	$18.4	$15.8	$21.4	$26.9	$31.3	14.2%
Stock Based Compensation	$5.6	$5.6	$5.6	$5.6	$5.6	$5.6	—
Total Capital Expenditure(6)	$21.8	$25.0	$30.5	$33.1	$35.2	$38.4	11.3%
Purchases of PP&E	$4.1	$2.9	$3.2	$3.5	$3.8	$4.2	10.0%
Capitalized Software	$5.8	$7.7	$10.0	$12.4	$14.9	$17.7	23.1%
Residual Buyouts	$12.0	$14.4	$17.3	$17.3	$16.4	$16.4	3.3%

Scenario 2 Case

	2017P(1)	2018P	2019P	2020P	2021P	2022P	Assumed Compound Annual Growth Rate 2018-2022
Revenue	$673.9	$755.3	$853.0	$967.2	$1,094.2	$1,231.7	13.0%
Net Revenue(2)	$179.2	$201.0	$227.9	$259.8	$295.0	$335.5	13.7%
Net Income	$6.6	$10.1	$8.7	$11.8	$14.3	$17.6	15.0%
Adjusted EBITDA(3)	$44.3	$49.8	$56.0	$63.7	$71.0	$79.2	12.3%
Unlevered Free Cash Flow(4)(5)	$5.2	$14.8	$11.3	$13.9	$17.9	$21.1	9.3%
Stock Based Compensation	$5.6	$5.6	$5.6	$5.6	$5.6	$5.6	—
Total Capital Expenditure(6)	$21.8	$25.0	$30.5	$32.8	$34.4	$37.1	10.4%
Purchases of PP&E	$4.1	$2.9	$3.2	$3.5	$3.8	$4.2	10.0%
Capitalized Software	$5.8	$7.7	$10.0	$12.0	$14.1	$16.5	20.9%
Residual Buyouts	$12.0	$14.4	$17.3	$17.3	$16.4	$16.4	3.3%

(1)	Includes the financial impact of contribution from MertzCo, Inc. after the date of acquisition (April 2017).
(2)	Net Revenue is equal to total revenue less interchange and pass-through (i.e., represents interchange, fees, dues and assessments, debit network fees and other pass-through costs).
(3)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization as adjusted for stock based compensation, mergers and acquisitions and one-time expenses.
(4)	For 2017, unlevered free cash flow reflects projections for the period from June 30, 2017 through December 31, 2017.
(5)	Unlevered free cash flow is equal to EBITDA less one-time expenses, capital expenditures, change in working capital, and taxes.
(6)	Capital expenditures includes purchases of property, plant, and equipment (“PP&E”), capitalized software and residual buyouts, and excludes consideration paid for service contracts.

Reconciliation of Non-GAAP Metrics

Scenario 1 Case

Reconciliation of GAAP Revenue to Net Revenue

	2017P	2018P	2019P	2020P	2021P	2022P
Revenue	$693.2	$840.5	$1,029.4	$1,246.7	$1,486.7	$1,749.1
Non-GAAP Adjustments:
Interchange and pass-through(1)	509.6	620.4	762.6	926.0	1,107.0	1,303.4

Net Revenue	$183.6	$220.1	$266.8	$320.7	$379.7	$445.8

Reconciliation of GAAP Net Income to Adjusted EBITDA

	2017P	2018P	2019P	2020P	2021P	2022P
Net Income	$8.1	$13.4	$15.9	$21.1	$25.4	$30.2
Non-GAAP Adjustments:
Interest expense, net	8.4	7.5	6.9	6.6	6.3	6.2
Depreciation and amortization	21.9	24.6	27.7	30.9	34.7	38.1
Taxes(2)	0.4	3.3	9.5	12.5	15.1	18.0

EBITDA	38.9	48.8	60.0	71.2	81.5	92.5
Share-based compensation	5.6	5.6	5.6	5.6	5.6	5.6
Transition, acquisition and integration costs(3)	1.3	1.1	1.1	1.1	1.1	1.1

Adjusted EBITDA	$45.9	$55.5	$66.7	$77.9	$88.2	$99.2

Reconciliation of GAAP Net Income to Unlevered Free Cash Flow

	2017P	2018P	2019P	2020P	2021P	2022P
Net Income	$5.5	$13.4	$15.9	$21.1	$25.4	$30.2
Non-GAAP Adjustments:
Interest expense, net	4.4	7.5	6.9	6.6	6.3	6.2
Depreciation and amortization	11.0	24.6	27.7	30.9	34.7	38.1
Taxes(2)	0.2	3.3	9.5	12.5	15.1	18.0

EBITDA	21.1	48.8	60.0	71.2	81.5	92.5
Non-GAAP Adjustments:
Transition, acquisition and integration costs(3)	0.6	1.1	1.1	1.1	1.1	1.1
Purchases of PP&E	(2.5)	(2.9)	(3.2)	(3.5)	(3.8)	(4.2)
Capitalized Software	(2.9)	(7.7)	(10.0)	(12.4)	(14.9)	(17.7)
Residual Buyouts	(6.0)	(14.4)	(17.3)	(17.3)	(16.4)	(16.4)
Change in Working Capital	(4.5)	(0.1)	(2.4)	(2.3)	(2.7)	(3.2)
Non-GAAP Pro Forma Adjustments:
Pro Forma Provision for income taxes(4)	—	(6.4)	(12.4)	(15.4)	(17.8)	(20.6)

Unlevered Free Cash Flow(5)	$5.9	$18.4	$15.8	$21.4	$26.9	$31.3

Scenario 2 Case

Reconciliation of GAAP Revenue to Net Revenue

	2017P	2018P	2019P	2020P	2021P	2022P
Revenue	$673.9	$755.3	$853.0	$967.2	$1,094.2	$1,231.7
Non-GAAP Adjustments:
Interchange and pass-through(1)	494.8	554.3	625.1	707.4	799.2	896.3

Net Revenue	$179.2	$201.0	$227.9	$259.8	$295.0	$335.5

Reconciliation of GAAP Net Income to Adjusted EBITDA

	2017P	2018P	2019P	2020P	2021P	2022P
Net Income	$6.6	$10.1	$8.7	$11.8	$14.3	$17.6
Non-GAAP Adjustments:
Interest expense, net	8.4	7.8	7.1	6.7	6.4	6.2
Depreciation and amortization	21.9	24.6	27.7	30.9	34.5	37.4
Taxes(2)	0.4	0.6	5.7	7.5	9.1	11.2

EBITDA	37.4	43.1	49.3	57.0	64.3	72.5
Share-based compensation	5.6	5.6	5.6	5.6	5.6	5.6
Transition, acquisition and integration costs(3)	1.3	1.1	1.1	1.1	1.1	1.1

Adjusted EBITDA	$44.3	$49.8	$56.0	$63.7	$71.0	$79.2

Reconciliation of GAAP Net Income to Unlevered Free Cash Flow

	2017P	2018P	2019P	2020P	2021P	2022P
Net Income	$3.8	$10.1	$8.7	$11.8	$14.3	$17.6
Non-GAAP Adjustments:
Interest expense, net	4.2	7.8	7.1	6.7	6.4	6.2
Depreciation and amortization	11.7	24.6	27.7	30.9	34.5	37.4
Taxes(2)	0.2	0.6	5.7	7.5	9.1	11.2

EBITDA	19.9	43.1	49.3	57.0	64.3	72.5
Non-GAAP Adjustments:
Transition, acquisition and integration costs(3)	0.5	1.1	1.1	1.1	1.1	1.1
Purchases of PP&E	(2.5)	(2.9)	(3.2)	(3.5)	(3.8)	(4.2)
Capitalized Software	(2.9)	(7.7)	(10.0)	(12.0)	(14.1)	(16.5)
Residual Buyouts	(6.0)	(14.4)	(17.3)	(17.3)	(16.4)	(16.4)
Change in Working Capital	(4.0)	(0.6)	(0.1)	(1.3)	(1.6)	(1.9)
Non-GAAP Pro Forma Adjustments:
Pro Forma Provision for income taxes(4)	—	(3.8)	(8.4)	(10.1)	(11.5)	(13.4)

Unlevered Free Cash Flow(5)	$5.2	$14.8	$11.3	$13.9	$17.9	$21.1

(1)	Represents interchange fees, dues and assessments, debit network fees and other pass-through costs.
(2)	Includes the provision for income taxes and other business taxes.
(3)	Represents acquisition and integration costs incurred in the connection with our acquisitions, charges related to employee termination benefits and other transition activities.
(4)	Represents pro forma adjusted income tax expense to reflect an effective tax rate of 37.2% and follows the utilization of the company’s NOL.
(5)	For 2017, unlevered free cash flow reflects projections for the period from June 30, 2017 through December 31, 2017.

Opinion of Financial Advisor

CardConnect retained Financial Technology Partners LP (“Financial Technology Partners”) and FTP Securities LLC (“FTP Securities” and, together with Financial Technology Partners, “FT Partners”) as financial advisor in connection with the transaction. With respect to this engagement, CardConnect requested that FTP Securities evaluate whether the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than First Data, Purchaser and their respective affiliates). At a meeting of the CardConnect Board held on May 26, 2017, FTP Securities rendered an oral opinion, confirmed by delivery of a written opinion dated the same date, to the CardConnect Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price to be received by holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of FTP Securities’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications with respect to the review undertaken by FTP Securities. This opinion is attached as Annex I and is incorporated herein by reference. FTP Securities’ opinion was provided for the use and benefit of the CardConnect Board (in its capacity as such) in its evaluation of the Offer Price from a financial point of view and did not address any other aspect of the Transactions or any other matter. The opinion did not address the relative merits of the Transactions, including the Offer and the Merger, as compared to any alternative transaction or opportunity that might be available to CardConnect, nor did it address the underlying business decision by CardConnect to engage in the Transactions. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any stockholder should vote in connection with any other matter. The following summary is qualified in its entirety by reference to the full text of FTP Securities’ opinion.

In arriving at its opinion, FTP Securities, among other things:

•	reviewed a draft dated May 21, 2017, of the Merger Agreement;

•	reviewed certain publicly available financial and other information about CardConnect;

•	reviewed certain information furnished to it by CardConnect’s management, including financial forecasts, relating to the business, operations and prospects of CardConnect;

•	held discussions with members of senior management of CardConnect concerning the matters described in the second and third bullets immediately above;

•	reviewed the share trading price history and valuation multiples for Common Stock and compared them with those of certain publicly traded companies that FTP Securities deemed relevant;

•	compared the proposed financial terms of the transaction with the financial terms of certain other transactions that FTP Securities deemed relevant; and

•	conducted such other financial studies, analyses and investigations as FTP Securities deemed appropriate.

In its analysis and in rendering its opinion, FTP Securities assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by CardConnect or that was publicly available to FTP Securities (including, without limitation, the information described above) or that was otherwise reviewed by FTP Securities. FTP Securities relied on assurances of the managements of CardConnect and First Data that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any respects material to its analysis. In its review, FTP Securities did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did FTP Securities conduct a physical inspection of any of the properties or facilities of, CardConnect and FTP Securities was not furnished with, and assumed no responsibility to obtain, any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by FTP Securities, FTP Securities noted that projecting future results of any company is inherently subject to uncertainty. CardConnect informed FTP Securities, however, and FTP Securities assumed, that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of CardConnect as to the future financial performance of CardConnect. FTP Securities expressed no opinion as to CardConnect’s financial forecasts or the assumptions on which they were made.

FTP Securities’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of FTP Securities’ opinion. FTP Securities expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which FTP Securities becomes aware after the date of its opinion.

FTP Securities made no independent investigation of any legal or accounting matters affecting CardConnect, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to CardConnect and the CardConnect Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and Transactions to CardConnect and its stockholders. In addition, in preparing its opinion, FTP Securities did not take into account any tax consequences of the Transactions to any holder of Shares. FTP Securities also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by FTP Securities. FTP Securities also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an effect on CardConnect or the contemplated benefits of the transaction adverse in any respect material to its analysis.

FTP Securities’ opinion was provided for the use and benefit of the CardConnect Board in its consideration of the Transactions, and FTP Securities’ opinion did not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to CardConnect, nor does it address the underlying business decision by CardConnect to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any stockholder should vote in connection with any other matter. In addition, FTP Securities, at the direction of the CardConnect Board, did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of CardConnect, other than the holders of Shares. FTP Securities expressed no opinion as to the price at which Shares will trade at any time. Furthermore, FTP Securities did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of CardConnect’s officers, directors or employees, or any class of such persons, in connection with the transaction relative to the consideration to be received by holders of Shares. The issuance of FTP Securities’ opinion was authorized by the fairness committee of FTP Securities.

In connection with rendering its opinion to the CardConnect Board, FTP Securities performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by FTP Securities in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to CardConnect or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

FTP Securities believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying FTP Securities’ analyses and opinion. FTP Securities did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of CardConnect underlying FTP Securities’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, FTP Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of CardConnect. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as FTP Securities’ view of the actual value of CardConnect or the Shares.

The consideration to be received by holders of Shares pursuant to the Merger Agreement was determined through negotiation between CardConnect and First Data, and the decision by CardConnect to enter into the Merger Agreement was solely that of the CardConnect Board. FTP Securities’ opinion and financial analyses was only one of many factors considered by the CardConnect Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the CardConnect Board or CardConnect management with respect to the Transactions or the Offer Price.

The following is a brief summary of the material financial analyses provided to the CardConnect Board and performed by FTP Securities in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand FTP Securities’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of FTP Securities’ financial analyses. For purposes of the financial analyses described below, the term EBITDA means earnings before interest, taxes, depreciation and amortization, and references to CardConnect’s adjusted EBITDA means CardConnect’s adjusted EBITDA as adjusted for share-based compensation, non-operating expenses and transition, acquisition and integration costs as set forth in public filings. Financial data utilized for CardConnect in the financial analyses described below was based on public filings or financial forecasts and estimates of CardConnect’s management. The management projections for the period through 2022 are referred to as the CardConnect management projections, which included both a “Scenario 1 Case” and a “Scenario 2 Case” and are described in the section entitled “—Certain Management Projections to the CardConnect Board.”

Financial Analyses of CardConnect

Selected Public Companies Analysis. FTP Securities reviewed publicly available financial, stock market and operating information of CardConnect and the following selected companies in three categories: core pure play processing companies, diversified processing companies and international processing companies, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with similar operating and financial characteristics, providing similar services and serving similar markets. These companies are collectively referred to in this section as the “selected companies”:

Core Pure Play Processing Companies	Diversified Processing Companies	International Processing Companies
Global Payments Inc.	First Data Corporation	Paysafe Group PLC
Vantiv, Inc.	Total System Services Inc.	Worldline SA
Worldpay Group PLC		Evertec, Inc.
Nets A/S

FTP Securities reviewed enterprise values, which is generally the market value of common equity (taking into account applicable dilutive securities, if any) plus the book value of debt less cash adjusted for any minority interest positions and equity interest positions, for CardConnect and each selected company as a multiple of (i) adjusted EBITDA for the last-twelve-months (or “LTM”) as of March 31, 2017 (or in the case of Worldpay Group PLC, Paysafe Group PLC, Worldline SA and Nets A/S, the LTM as of December 31, 2016), estimated calendar year 2017 and estimated calendar year 2018 and (ii) (a) adjusted EBITDA less stock-based compensation (or “SBC”), (b) adjusted EBITDA less capital expenditures (or “capex”) (capex includes purchases of property, plant and equipment, capitalized software and residual buyouts (or “RBOs”) and excludes consideration paid for service contracts), and (c) adjusted EBITDA less capex and SBC, in each case for the LTM as of March 31, 2017 (or in the case of Worldpay Group PLC, Paysafe Group PLC, Worldline SA and Nets A/S, the LTM as of December 31, 2016). Financial data of the selected companies were based on publicly available information. Financial data of CardConnect for the LTM as of March 31, 2017, was based on public filings, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data, and on management projections for calendar year 2017 and calendar year 2018.

The overall high, low, median and mean multiples observed for CardConnect and the selected core pure play processing companies, selected diversified processing companies and selected international processing companies in relation to (i) adjusted EBITDA for the LTM as of March 31, 2017 (or in the case of Worldpay Group PLC, Paysafe Group PLC, Worldline SA and Nets A/S, the LTM as of December 31, 2016), estimated calendar year 2017 and estimated calendar year 2018 and (ii) (a) adjusted EBITDA less SBC, (b) adjusted EBITDA less capex, and (c) adjusted EBITDA less capex and SBC, in each case for the LTM as of March 31, 2017 (or in the case of Worldpay Group PLC, Paysafe Group PLC, Worldline SA and Nets A/S, the LTM as of December 31, 2016), were:

	EV / Adjusted EBITDA						EV / (Adjusted EBITDA less SBC)		EV / (Adjusted EBITDA less Capex)		EV / (Adjusted EBITDA less Capex and SBC)
	LTM		2017E		2018E		LTM		LTM		LTM
Core Pure Play Processing
High	18.2	x	16.3	x	14.6	x	18.9	x	21.7	x	22.6	x
Low	16.6		15.2		13.4		16.6		18.0		18.0
Median	17.0	x	15.8	x	14.2	x	17.8	x	19.5	x	20.5	x
Mean	17.3		15.7		14.1		17.7		19.7		20.4
Diversified Processing
High	12.6	x	12.1	x	11.4	x	13.6	x	15.0	x	16.5	x
Low	12.6		11.8		11.1		13.2		13.9		14.5
Median	12.6	x	11.9	x	11.2	x	13.4	x	14.4	x	15.5	x
Mean	12.6		11.9		11.2		13.4		14.4		15.5
International Processing
High	15.1	x	12.2	x	11.3	x	15.5	x	22.5	x	23.4	x
Low	9.2		8.5	x	7.6		9.7		9.7		10.1
Median	11.3	x	10.9	x	10.1	x	11.5	x	12.6	x	12.9	x
Mean	11.7		10.6		9.8		12.0		14.4		14.8

CardConnect at $15.00 per Share Offer Price(1)	18.1	x	16.4	x	13.5	x	21.2	x	28.4	x	36.6	x

(1)	Adjusted EBITDA, adjusted EBITDA less SBC, adjusted EBITDA less capex and adjusted EBITDA less capex and SBC, each for the LTM, as of March 31, 2017, is pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data.

Based on its professional judgment and after taking into consideration, among other things, the observed data for the selected companies, FTP Securities then applied (i) a selected range of adjusted EBITDA multiples of 11.0x to 16.0x derived from the selected companies to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA, (ii) a selected range of adjusted EBITDA less SBC multiples of 13.0x to 17.0x derived from the selected companies to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less SBC, (iii) a selected range of adjusted EBITDA less capex multiples of 16.0x to 20.0x derived from the selected companies to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less capex, and (iv) a selected range of adjusted EBITDA less capex and SBC multiples of 18.0x to 22.0x derived from the selected companies to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less capex and SBC, in each case CardConnect’s LTM data was pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data. This analysis indicated the following approximate implied equity value per share reference ranges for CardConnect, as compared to the Offer Price:

Implied Value Per Share Reference Ranges

Adjusted EBITDA	Adjusted EBITDA less SBC	Adjusted EBITDA less Capex	Adjusted EBITDA less Capex and SBC	Offer Price
$8.06 – $13.23	$8.23 – $12.02	$7.12 – $10.18	$5.56 – $7.94	$15.00

Selected Precedent Transactions Analysis. Using publicly available information, FTP Securities reviewed financial data relating to the following seven selected transactions, for payments related companies with transaction values of more than $500 million since January 1, 2010, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with similar financial and operating characteristics, providing similar services and serving similar markets. These seven transactions are collectively referred to in this section as the “selected transactions”:

Announcement Date	Acquirer	Target
January 26, 2016	Total System Services Inc.	TransFirst Holdings, Inc.
December 15, 2015	Global Payments Inc.	Heartland Payment Systems, Inc.
October 13, 2014	Vista Equity Partners	TransFirst Inc.
May 12, 2014	Vantiv, Inc.	Mercury Payment Systems, LLC
June 30, 2012	Cielo SA	Merchant e-Solutions
September 15, 2010	Fifth Third Processing Solutions LLC	National Processing Company (NPC)
August 6, 2010	Advent International-Bain Capital	RBS Worldpay

FTP Securities reviewed enterprise values of the selected transactions as a multiple of the applicable target companies’ LTM (i) adjusted EBITDA, (ii) adjusted EBITDA less SBC, (iii) adjusted EBITDA less capex and (iv) adjusted EBITDA less SBC and capex, in each case for the LTM prior to the date of respective transaction. Financial data of the selected transactions were based on press releases, public filings and other publicly available information. Financial data of CardConnect for the twelve months ended March 31, 2017, was based on public filings, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data.

The overall low to high LTM adjusted EBITDA multiples observed for the selected transactions was 7.8x to 17.8x (with a mean and median of 13.0x and 12.8x, respectively). FTP Securities then applied a selected range of LTM adjusted EBITDA multiples of 10.0x to 14.0x derived from the selected transactions to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data. This analysis indicated the following approximate implied equity value per Share reference range for CardConnect, as compared to the Offer Price:

Implied Per Share Reference Range	Offer Price
$6.86 – $11.52	$15.00

The overall low to high LTM adjusted EBITDA less SBC multiples observed for the selected transactions for which information was publicly available was 16.2x to 18.1x (with a mean and median of 17.2x and 17.2x, respectively). The adjusted EBITDA less SBC multiple input was not-observable or not available for the Vista Equity/Transfirst, Cielo/Merchant e-Solutions, Fifth Third/NPC and Advent International-Bain Capital/RBS Worldpay selected transactions. FTP Securities then applied a selected range of LTM adjusted EBITDA less SBC multiples of 16.0x to 18.0x derived from the selected transactions to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less SBC, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data. This analysis indicated the following approximate implied equity value per Share reference range for CardConnect, as compared to the Offer Price:

Implied Per Share Reference Range	Offer Price
$11.22 – $12.74	$15.00

The overall low to high LTM adjusted EBITDA less capex multiples observed for the selected transactions for which information was publicly available was 14.8x to 28.1x (with a mean and median of 21.1x and 20.8x, respectively). The adjusted EBITDA less capex multiple input was not-observable or not available for the Cielo/

Merchant e-Solutions, Fifth Third/NPC and Advent International-Bain Capital/RBS Worldpay selected transactions. FTP Securities then applied a selected range of LTM adjusted EBITDA less capex multiples of 18.0x to 22.0x derived from the selected transactions to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less capex, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data. This analysis indicated the following approximate implied equity value per Share reference range for CardConnect, as compared to the Offer Price:

Implied Per Share Reference Range	Offer Price
$8.65 – $11.57	$15.00

The overall low to high LTM adjusted EBITDA less SBC and capex multiples observed for the selected transactions for which information was publicly available was 17.9x to 32.6x (with a mean and median of 25.0x and 24.5x, respectively). The adjusted EBITDA less SBC and capex multiple input was not-observable or not available for the Vista Equity/Transfirst, Cielo/Merchant e-Solutions, Fifth Third/NPC and Advent International-Bain Capital/RBS Worldpay selected transactions. FTP Securities then applied a selected range of LTM adjusted EBITDA less SBC and capex multiples of 22.0x to 26.0x derived from the selected transactions to CardConnect’s LTM, as of March 31, 2017, adjusted EBITDA less SBC and capex, pro forma adjusted for the contribution of MertzCo for the period prior to its acquisition in April 2017 per management data. This analysis indicated the following approximate implied equity value per Share reference range for CardConnect, as compared to the Offer Price:

Implied Per Share Reference Range	Offer Price
$7.94 – $10.31	$15.00

Discounted Cash Flow Analysis. FTP Securities performed a discounted cash flow analysis of CardConnect by calculating the estimated present value of the unlevered free cash flows (see the section entitled “—Certain Management Projections to the CardConnect Board”) that CardConnect had forecasted to generate for the period from July 1, 2017 through December 31, 2022 based on management’s Scenario 1 Case and Scenario 2 Case projections and terminal values based on a multiple range of 9.0x to 13.0x applied to CardConnect’s estimated calendar year 2022 adjusted EBITDA and adjusted EBITDA less RBO and a multiple range of 14.0x to 18.0x applied to CardConnect’s estimated calendar year 2022 adjusted EBITDA less capex. FTP Securities derived the multiples based on certain of the selected companies identified in the section entitled “—Selected Public Companies Analysis,” as determined by FTP Securities and on its experience in the industry and judgment as a financial advisor. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 9.0% to 13.0%, which were based on an estimated weighted average cost of capital analysis for CardConnect. For purposes of this analysis, SBC was treated as a cash expense. FTP Securities performed this analysis using both the management Scenario 1 Case projections and the management Scenario 2 Case projections. This analysis indicated the following approximate implied equity value per Share reference ranges for CardConnect, as compared to the Offer Price:

Implied Value Per Share Reference Ranges

Management Scenario 1 Case			Management Scenario 2 Case
Adjusted EBITDA	Adjusted EBITDA less RBO	Adjusted EBITDA less CAPEX	Adjusted EBITDA	Adjusted EBITDA less RBO	Adjusted EBITDA less CAPEX	Offer Price
$9.66 – $16.80	$7.68 – $14.25	$8.75 – $14.13	$6.57 – $13.08	$4.32 – 10.02	$3.97 – $8.27	$15.00

Leveraged Buyout Analysis. FTP Securities performed an illustrative leveraged buyout analysis to estimate the theoretical prices at which a financial sponsor might effect a leveraged buyout of CardConnect. For purposes of this analysis, FTP Securities assumed that a financial buyer would attempt to realize a return on its investment at the end of calendar year 2022, with a valuation of CardConnect realized by the financial sponsor in such subsequent exit transaction based on an 9.0x to 13.0x aggregate value to calendar year 2022 adjusted EBITDA multiple based on management Scenario 1 Case and management Scenario 2 Case projections. FTP Securities utilized management Scenario 1 Case and Scenario 2 Case projections in performing its analysis. For purposes of this analysis, FTP Securities also assumed an illustrative multiple of debt to LTM adjusted EBITDA at the transaction date of 6.0x and a blended interest rate of 7.1%. FTP Securities then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 18.0% and 30.0%, based on FTP Securities’ experience and professional judgment as a financial advisor. This analysis implied a per Share reference range of $8.80 to $15.27 using management Scenario 1 Case projections and a per Share reference range of $7.69 to $13.27 using management Scenario 2 Case projections.

Additional Information

FTP Securities observed certain additional information that was not considered part of FTP Securities’ financial analysis with respect to its opinion but were noted for informational purposes, including:

•	closing prices of Common Stock (i) during the 52-week period ended May 25, 2017, the last trading day prior to the meeting of the CardConnect Board held to evaluate the Transactions at which FTP Securities delivered to the CardConnect Board its oral opinion, noting that during such period CardConnect’s closing stock prices ranged from $8.70 to $14.65 per Share (with the latter representing the all-time high), (ii) during each of the 180-day period and the 30-day period ended May 25, 2017, noting that during such periods CardConnect’s volume weighted average closing stock prices were $12.46 and $13.85 per Share, respectively, and (iii) on May 25, 2017, was $13.90 per Share;

•	the most recent price targets for Common Stock, as provided by equity analysts at six firms, noting that such price targets ranged from $15.00 to $20.00 per Share, with four price targets at $17.00 per Share;

•	the price per share of each selected company, identified above under “ —Selected Public Companies Analysis,” as a multiple of estimated cash earnings per share (or “EPS”) for full calendar year 2017 and full calendar year 2018. The overall low to high multiples observed for the selected companies for estimated full calendar year 2017 and estimated full calendar year 2018 were (i) 23.6x to 29.1x (with a median of 24.0x and a mean of 25.5x) and 20.3x to 26.0x (with a median of 20.6x and a mean of 22.3x) for the core pure play processing companies, (ii) 10.9x to 18.4x (with a median of 14.7x and a mean of 14.7x) and 10.2x to 16.9x (with a median of 13.6x and a mean of 13.6x) for the diversified processing companies, and (iii) 10.0x to 27.4x (with a median of 13.1x and a mean of 15.9x) and 9.4x to 24.0x (with a median of 12.0x and a mean of 14.4x) for the international processing companies. FTP Securities noted that the share price, at the Offer Price of $15.00 per Share, to estimated EPS multiples observed for CardConnect were 36.6x for full calendar year 2017 and 28.4x for full calendar year 2018, based on management data; and

•	publicly available information for 172 selected merger and acquisition transactions that had all-cash consideration with transaction values between $250 million and $1 billion, as reported by Capital IQ, which were announced since the beginning of calendar year 2012 across all sectors, excluding banks, real estate and utilities. FTP Securities reviewed the acquisition premiums for these transactions based on the percentage premium/discount ultimately paid over each target’s stock price 1-trading day prior to the initial public announcement of the applicable transaction and observed that 44 of the transactions had a premium of less than 15% (with an average premium of 7.0%), 48 of the transactions had a premium of between 15% and 30% (with an average premium of 23.5%), 46 of the transactions had a premium of between 30% and 50% (with an average premium of 39.1%), and 34 of the transactions had a premium of over 50% (with an average premium of 63.8%). FTP Securities observed that the Offer Price of $15.00 per Share represented a 7.9% premium to the closing Common Stock price as of May 25, 2017, which was 1-trading day prior to the meeting of the CardConnect Board held to evaluate the Transactions at which FTP Securities delivered to the CardConnect Board its oral opinion, a 20.4% premium to the volume weighted average closing Common Stock prices for the 180-day period ended May 25, 2017, and a 21.2% premium to the volume weighted average closing Common Stock prices for the 270-day period ended May 25, 2017.

Miscellaneous

FT Partners was engaged by CardConnect to act as financial advisor to CardConnect in connection with the Transactions, and FTP Securities will receive an aggregate fee for its services of $7,250,000, which reflects FT Partners’ agreement (after the price in the transaction was determined) to reduce the fee provided for in its engagement letter (which was 1.2% of the aggregate consideration of the transaction), at the request of CardConnect after discussions with FirstData regarding the aggregate advisory fees incurred by CardConnect in connection with the Transactions, $1,000,000 of which was payable upon delivery of FTP Securities’ opinion and $6,250,000 of which is payable contingent upon consummation of the Transactions. CardConnect also will reimburse FT Partners for its reasonable expenses and indemnify FT Partners against liabilities arising out of or in connection with the services rendered and to be rendered by FTP Partners under its engagement.

FT Partners has provided, in the past, financial advisory and financing services to CardConnect and its affiliates, including advising CardConnect LLC in connection with its business combination with CardConnect in 2016, and has received fees for rendering such services, including aggregate fees of approximately $10.4 million in the two year period prior to the date of its opinion. In the two year period prior to the date of its opinion, FT Partners did not provide any services to First Data or its affiliates. In addition, FT Partners may seek to, in the future, provide financial advisory and financing services to CardConnect, First Data or entities that are affiliated with CardConnect or First Data and their respective affiliates, for which FT Partners would expect to receive compensation.

FTP Securities beneficially owns 245,412 Shares. In the ordinary course of business, FTP Securities, FT Partners and their affiliates may trade or hold additional securities of CardConnect or First Data and/or their respective affiliates for FTP Securities’ and FT Partners’ own account and, accordingly, may at any time hold long or short positions in those securities.

FT Partners was selected to act as CardConnect’s financial advisor in connection with the Transactions because FT Partners is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with CardConnect and its business. FT Partners is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

(iv) Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter (the “Engagement Letter”) dated as of May 9, 2017, CardConnect retained FTP as its exclusive financial and strategic advisor in connection with a possible transaction with First Data (a “Proposed Transaction”). Pursuant to the terms of the Engagement Letter, FTP agreed to provide CardConnect with financial advice and assistance in connection with a Proposed Transaction, which may include assisting CardConnect in reviewing and analyzing, negotiating, preparing for and otherwise providing any other advisory and investment banking services that CardConnect and FTP mutually deem appropriate. FTP also agreed to provide, if requested by the CardConnect Board, a fairness opinion. In consideration of the issuance of a fairness opinion, CardConnect will pay to FTP an opinion fee of $1,000,000 for the delivery of the fairness opinion and an additional fee of $250,000 for the delivery of any updated fairness opinion requested by the CardConnect Board (collectively, the “Opinion Fee”). If a Proposed Transaction is consummated,

CardConnect will pay FTP a transaction fee (the “Transaction Fee”) of $7,250,000, which reflects FTP’s agreement (after the price in the transaction was determined) to reduce the fee provided for in its engagement letter (which was 1.2% of the aggregate consideration of the transaction), at the request of CardConnect after discussions with FirstData regarding the aggregate advisory fees incurred by CardConnect in connection with the Transactions. If a Proposed Transaction that is the subject of the fairness opinion is consummated, then the Opinion Fee, to the extent paid, will be credited against the Transaction Fee. FTP is also entitled to a fee equal to 20% of all such fees or profits received as a termination fee by CardConnect in connection with any Proposed Transaction, net of all expenses (including, without limitation, financing fees, legal fees and investment banking fees) incurred by CardConnect in connection with such Proposed Transaction. CardConnect agreed, whether a transaction occurs or not, to reimburse FTP periodically, upon request, and in any event upon consummation of the transaction or upon termination of the Engagement Letter, for FTP’s reasonable, documented and out-of-pocket expenses (including the reasonable fees and disbursements of legal counsel) incurred in connection with the Engagement Letter.

If, instead of a Proposed Transaction, CardConnect completes an alternative transaction with the assistance of FTP, CardConnect has agreed to negotiate with FTP in good faith the appropriate and customary compensation for FTP.

Neither CardConnect nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CardConnect on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as described below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
CardConnect Corp.	April 17, 2017	200,000	$13.95	Stock options granted as an inducement award to Amanda Abrams pursuant to a non-qualified stock option agreement.

CardConnect Corp.	May 23, 2017	5,036	N/A	Restricted stock granted to Peter Burns, a director, pursuant to the Company’s 2016 Omnibus Equity Compensation Plan

CardConnect Corp.	May 23, 2017	5,036	N/A	Restricted stock granted to Toos Daruvala, a director, pursuant to the Company’s 2016 Omnibus Equity Compensation Plan

CardConnect Corp.	May 23, 2017	5,036	N/A	Restricted stock granted to Ronald Taylor, a director, pursuant to the Company’s 2016 Omnibus Equity Compensation Plan

Item 7.	Purposes of the Transaction, Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by CardConnect, any subsidiary of CardConnect or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving CardConnect or any subsidiary of CardConnect, (ii) any purchase, sale or transfer of a material amount of assets of CardConnect or any subsidiary of CardConnect, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of CardConnect.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event CardConnect receives an unsolicited acquisition proposal. The information set forth in Section 11—“The Merger Agreement” of the Offer to Purchase under the heading “Covenants—No Solicitation and Superior Proposal Provisions” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the CardConnect Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference, including, without limitation, the table under the heading “—Quantification of Payments and Benefits to CardConnect’s Named Executive Officers.”

Conditions of the Offer

The information set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On May 26, 2017, the CardConnect Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, CardConnect and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CardConnect of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of CardConnect tender their Shares to Merger Sub pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

If Merger Sub acquires, pursuant to the Offer, a number of Shares that, considered together with all other Shares (if any) beneficially owned by First Data and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received), represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the aggregate number of Shares issuable to holders of CardConnect Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of CardConnect Options), Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, CardConnect is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) at or following the time at which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the CardConnect Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, for purposes of Section 203, as a result of which the Merger Agreement and the Transactions are not and will not be subject to any restrictions under Section 203. Furthermore, neither First Data nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

We are not aware of any other state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of CardConnect who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing and who otherwise in all respects, properly exercise and perfect a demand for and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as

Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that CardConnect will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which First Data irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to CardConnect at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform CardConnect of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to CardConnect, Inc., Attention: Amanda Abrams, General Counsel, CardConnect Corp., 1000 Continental Drive, Suite 300 King of Prussia, PA 19406. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. CardConnect is under no obligation to and has no present intention to file a petition and holders should not assume that CardConnect will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. The Delaware Court must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer or the Merger.

Antitrust Compliance

Under the HSR Act and the rules promulgated thereunder, certain transactions may not be consummated until notifications have been given and information furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when First Data files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated. CardConnect also must file a Premerger Notification and Report Form. The parties expect to file their Premerger Notification and Report Forms under the HSR Act on or before June 12, 2017. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. With the written consent of CardConnect, First Data may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of First Data’s substantial compliance with the Second Request. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Cautionary Note Regarding Forward-Looking Statements

This document and the exhibits hereto may contain “forward-looking statements” regarding the proposed transaction with CardConnect, First Data and Merger Sub that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Various factors could adversely affect CardConnect’s operations, business or financial results in the future and cause CardConnect’s actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC as well as, among other things, statements about the potential benefits of the proposed acquisition; First Data’s and CardConnect’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of First Data and CardConnect; industry, business strategy, goals and expectations concerning First Data’s and CardConnect’s market position, future operations, future performance and profitability; and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing of the acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all, including uncertainties as to how many of CardConnect’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require First Data or CardConnect to pay a termination fee or other expenses; risks related to the potential impact of the announcement or consummation of the proposed transaction on First Data’s or the Company’s important relationships, including with employees, suppliers and customers; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of First Data’s or CardConnect’s common stock and on First Data’s or CardConnect’s operating results; significant transaction costs; the risk of litigation and/or regulatory actions related to the proposed acquisition; the possibility that competing offers will be made; and risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period. Other factors that may cause actual results to differ materially include those that will be set forth in the Schedule TO, Schedule 14D-9 and other tender offer documents filed by First Data, Merger Sub and CardConnect. Many of these factors are beyond First Data’s and CardConnect’s control. A further description of risks and uncertainties relating to First Data and CardConnect can be found in their Annual Reports on Form 10-K for the fiscal year ended December 31, 2016 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov. Unless otherwise required by applicable law, First Data and CardConnect disclaim any intention or obligation to update forward-looking statements contained in this document and the exhibits hereto as the result of new information or future events or developments.

Item 9.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 7, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of First Data Corporation and Minglewood Merger Sub Inc., filed with the SEC on June 7, 2017 (the “Schedule TO”))

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on dated June 7, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(2)	Joint Press Release issued by First Data Corporation and CardConnect Corp., dated May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Data on May 30, 2017)

(a)(3)	Employee Communication from CardConnect’s Chief Executive Officer, sent on August 22, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CardConnect Corp. on May 30, 2017)

(a)(4)	Joint Presentation, dated May 29, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CardConnect Corp. on May 30, 2017)

(a)(5)	Opinion of Financial Technology Partners LP & FTP Securities LLC, dated May 26, 2017 (included as Annex I to this Schedule 14D-9)

(e)(1)	Agreement and Plan of Merger, dated as of May 26, 2017, by and among CardConnect Corp., First Data Corporation and Minglewood Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to CardConnect Corp.’s Current Report on Form 8-K filed with the SEC on May 31, 2017)

(e)(2)	Confidentiality Agreement, by and between CardConnect, Inc. and First Data Corporation, dated November 18, 2016

(e)(3)	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and FTVentures III, L.P., FTVentures III-N, L.P. and FTVentures III-T, L.P. (incorporated by reference to Exhibit 99.1 to CardConnect Corp.’s Current Report on Form 8-K filed with the SEC on May 31, 2017)

(e)(4)	Tender and Support Agreement, dated May 26, 2017, by and among First Data Corporation, Minglewood Merger Sub Inc. and Michael J. Mertz (incorporated by reference to Exhibit 2.1 to CardConnect Corp.’s Current Report on Form 8-K filed with the SEC on May 31, 2017)

(e)(5)	Letter Agreement, by and among CardConnect and Certain Security Holders, Officers and Directors thereof, dated as of February 12, 2015 (incorporated by reference to Exhibit 10.2 to CardConnect Corp.’s Registration Statement on Form S-4 (Registration No. 333-211139) filed with the SEC on February 12, 2015)

(e)(6)	CardConnect Second Amended and Restated 2016 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.1 to CardConnect Corp.’s Current Report on Form 8-K filed with the SEC on May 24, 2017)

(e)(7)	FTS Holding Corporation 2010 Stock Option Plan (incorporated by reference to Exhibit 99.1 to CardConnect Corp.’s Registration Statement on Form S-8 (Registration No. 333-213954) filed with the SEC on October 4, 2016)

(e)(8)	Warrant Agreement, dated as of February 12, 2015, by and between FinTech Acquisition Corp., a Delaware corporation and legal predecessor to CardConnect, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to CardConnect Corp.’s Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-200925) filed with the SEC on February 6, 2015)

(e)(9)	Employment Agreement between CardConnect Corp. and Amanda Abrams, dated April 17, 2017 (incorporated by reference to Exhibit 10.18 to CardConnect Corp.’s Quarterly Report on Form 10-Q filed on May 10, 2017)

(e)(10)	Employment Agreement between FinTech Acquisition Corp., CardConnect, LLC and Angelo Grecco, dated July 29, 2016 (incorporated by reference to Exhibit 10.11 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016)

(e)(11)	Amended and Restated Employment Agreement between CardConnect Corp., CardConnect, LLC and Abraham Marciano (incorporated by reference to Exhibit 10.12 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016)

(e)(12)	Employment Agreement between CardConnect Corp. and Michael J. Mertz, dated April 3, 2017 (incorporated by reference to Exhibit 10.2 to CardConnect Corp.’s Current Report on Form 8-K filed on April 7, 2017)

(e)(13)	Amended and Restated Employment Agreement between FinTech Acquisition Corp., CardConnect, LLC and Robert Nathan on July 29, 2016 (incorporated by reference to Exhibit 10.10 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016

(e)(14)	Amended and Restated Offer Letter between First Data Corporation and Jeffrey Shanahan, dated June 6, 2017

(e)(15)	Amended and Restated Employment Agreement between FinTech Acquisition Corp., CardConnect, LLC and Charles B. Bernicker, dated July 29, 2016 (incorporated by reference to Exhibit 10.8 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016)

(e)(16)	Amended and Restated Employment Agreement between FinTech Acquisition Corp., CardConnect, LLC and Jeffrey Shanahan, dated July 29, 2016 (incorporated by reference to Exhibit 10.7 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016)

(e)(17)	Amended and Restated Employment Agreement between FinTech Acquisition Corp., CardConnect, LLC and Patrick Shanahan, dated July 29, 2016 (incorporated by reference to Exhibit 10.9 to CardConnect Corp.’s Current Report on Form 8-K filed on August 4, 2016)

(e)(18)	Offer Letter between First Data Corporation and Charles Bernicker, dated June 6, 2017

(e)(19)	Offer Letter between First Data Corporation and Patrick Shanahan, dated June 6, 2017

(e)(20)	Offer Letter between First Data Corporation and Angelo Grecco, dated June 6, 2017

(e)(21)	Offer Letter between First Data Corporation and Michael Mertz, dated June 6, 2017

(e)(22)	Offer Letter between First Data Corporation and Robert Nathan, dated June 6, 2017

(e)(23)	Excerpts from CardConnect Corp.’s Definitive Proxy Statement on Schedule 14A, filed on April 20, 2017 (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 20, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
Name: Title:	Jeffrey Shanahan Chief Executive Officer and President

Dated: June 7, 2017

ANNEX I

OPINION, DATED MAY 26, 2017, OF FINANCIAL TECHNOLOGY PARTNERS, L.P. TO THE BOARD OF DIRECTORS OF CARDCONNECT CORP.

FTP Securities LLC 555 Mission Street, 23nd Floor San Francisco, CA 94105

PRIVILEGED AND CONFIDENTIAL

May 26, 2017

The Board of Directors

CardConnect Corp.

1000 Continental Drive

Suite 300

King of Prussia, PA 19406

Members of the Board:

We understand that CardConnect Corp., a Delaware corporation (the “Company”), First Data Corporation, a Delaware corporation (“Parent”), and Minglewood Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price for each share equal to $15.00 (such amount, or any higher amount per share paid pursuant to the Tender Offer, as may be adjusted in accordance with the Merger Agreement, the “Consideration”) payable in cash, without interest. The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock (other than Canceled Shares, Converted Shares, Dissenting Shares and Company Restricted Stock Awards (as defined in the Merger Agreement)) will be converted into the right to receive an amount equal to the Consideration in cash, without interest. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board of Directors”) has asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated May 21, 2017 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the managements of the Company and Parent that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in all respects material to our analysis. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an effect on the Company or the contemplated benefits of the Transaction adverse in any respect material to our analysis.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock should vote on the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the

Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of FTP Securities LLC.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. The Company has agreed to reimburse our reasonable expenses and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company, Parent and their respective affiliates, including advising CardConnect LLC in connection with its business combination with the Company, and may continue to do so and have received, and may receive, fees for the rendering of such services. We beneficially own 245,412 shares of Common Stock and in the ordinary course of our business, we and our affiliates may trade or hold additional securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).

Very truly yours,

/s/ FTP Securities LLC

FTP Securities LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

I Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

II Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

III Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

IV Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

AII-1

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this

AII-2

title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series

AII-3

eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

AII-4

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

AII-5